Gene Frisco – Founder and CEO

Gene has spent over 25 years in the financing, founding and start-up of rapidly growing companies. His career experience includes developing industries such as power generation, environmental services, interactive marketing and the salon and spa world. Gene was 1 of 3 founders of Altran Corporation in the United States, now an international leader in innovation consulting. He was a founder and Chief Executive Officer of BioMed Inc. in 1989, a NASDAQ listed company in the medical and environmental services industries. Since 1996 he has been a Director of Glidden Resources Inc., an engineering services firm. In 1998 he was one of the founders of Concept Heaven, an interactive marketing agency specializing in bringing emerging interactive technologies to the beauty, travel and hospitality industries.

For the last eighteen years as one of the industry's most sought after brand and digital marketing consultants he has worked with celebrity and iconic figures launching brands for Lauren Hutton, Christie Turlington and Horst Rechelbacher as well as with the largest professional brands for Estee Lauder and L'Oreal. He has worked closely with many of the largest salon and spa brands in the United States.

Gene's professional and business background as a technologist is complimented by his academic and continuing intellectual pursuits. He holds a B.A. from Dartmouth College and an M.A. in Law from Cambridge University where he was a Reynolds Scholar. He is a published author, a regular speaker at salon/spa industry conferences and was a founder and the Executive Director of the Foundation for Neuroscience and Society.